Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - June 10, 2005
FOR:	PetroKazakhstan Inc.
SUBJECT:	Investment Conference Webcast & Investor Tour

CALGARY, Alberta - PetroKazakhstan Inc. (“PetroKazakhstan” or the “Company”) will be participating in the Canadian Association of Petroleum Producers (“CAPP”) investment conference being held in Calgary, Alberta from June 13th to 15th. The Company will also be meeting with institutional investors after the conference.

Mr. Ihor P. Wasylkiw, Vice President Investor Relations of PetroKazakhstan, will be the Company presenter.

The Company invites you to either review a copy of the presentation which will be made, or alternatively, listen to a live webcast of the presentation which will begin at 6:00 p.m. Eastern time (4:00 p.m. Mountain time) on Monday, June 13th. Please visit the Company’s website at www.petrokazakhstan.com and from the home page either click on “Presentations” to download a copy of the presentation or click on “Webcast” to listen to the live webcast. The webcast will be archived for 30 days.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:
Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425